January 15, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Frank Knapp
Pamela Long
Todd K. Schiffman
Robert Telewicz

Re:	Oyster Enterprises Acquisition Corp.
Registration Statement on Form S-1
File No. 333-251833

Acceleration Request
Requested Date: January 19, 2021
Requested Time: 4:00 P.M., Washington D.C. Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oyster Enterprises Acquisition Corp. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-251833 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Washington D.C. Time, on January 19, 2021, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Michael P. Heinz of Sidley Austin LLP at (312) 853-2071.

Very truly yours,

/s/ Heath Freeman
Heath Freeman
Chief Executive Officer
Oyster Enterprises Acquisition Corp.

cc:	Michael P. Heinz, Sidley Austin LLP
Bradley D. Howard, Sidley Austin LLP
Jonathan Ko, Paul Hastings LLP